Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258946

SUPER LEAGUE GAMING, INC.

14,333,722 SHARES

COMMON STOCK

This prospectus relates to the sale from time to time of up to 14,333,722 shares of our common stock, par value $0.001 per share (“Common Stock”), which includes 12,067,571 shares of Common Stock (the “Shares”) and 2,266,151 shares of Common Stock issuable upon exercise of common stock purchase warrants (the “Warrant Shares”) held by the selling stockholders identified in this prospectus. The Shares and the Warrant Shares, when sold, will be sold by the selling stockholders. See the section titled Mobcrush Merger on page 3 for more information on the Shares, and the section titled Warrant Transactions on page 4 of this prospectus for more information on the Warrant Shares.

We are registering the Shares and the Warrant Shares to provide the selling stockholders with freely tradable securities. This prospectus does not necessarily mean that the selling stockholders will offer or sell those shares. Up to 14,333,722 shares of Common Stock may be sold from time to time after the effectiveness of the registration statement, of which this prospectus forms a part.

We will not receive any proceeds from the sale of these shares by the selling security holders, but we may receive proceeds from the exercise of the warrants, if exercised. All selling and other expenses incurred by the selling stockholders will be paid by the selling stockholders, except for certain legal fees and expenses, which will be paid by us.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “SLGG.” The last reported sale price of our Common Stock on August 19, 2021 was $3.72 per share.

Investing in these securities involves a high degree of risk. See “Risk Factors” on page 6of this prospectus and in the documents incorporated by reference herein for a discussion of the factors you should carefully consider before deciding to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2021

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus, or incorporated by reference into this prospectus, and does not contain all of the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire prospectus, including the information set forth under the section "Risk Factors," and our financial statements and the related notes thereto, in each case included in this prospectus or incorporated by reference into this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Unless the context requires otherwise, the words "we," "us," "our," the "Company," "Super League," and “Super League Gaming” refer collectively to Super League Gaming, Inc., a Delaware corporation.

Overview

Super League Gaming is a leading gaming community and content platform that gives everyday gamers and creators multiple ways to connect and engage with others while enjoying the video games they love. Powered by patented, proprietary technology systems, Super League offers players the ability to create gameplay-driven experiences they can share with friends, the opportunity to watch live streaming broadcasts and gameplay highlights across digital and social channels, and the chance to compete in events and challenges designed to celebrate victories and achievements across multiple skill levels. With gameplay and content offerings featuring more than a dozen of the top video game titles in the world, Super League is building a broadly inclusive, global brand at the intersection of gaming, experiences and entertainment. Whether to access its expanding direct audience of young gamers, creators and esports players, or to leverage the company’s remote video production division, Virtualis Studios, third parties ranging from consumer brands, video game publishers, professional esports teams, traditional sports organizations, video content producers, and more, are turning to Super League to provide integrated solutions that drive business growth.

Executive Summary

We believe Super League is on the leading edge of the rapidly growing competitive video gaming industry, which has become an established and vital part of the entertainment landscape. We believe there is a significant opportunity for the world of mainstream competitive players and creators who want their own esports and entertainment experience. These players and creators enjoy the competition, the social interaction and community, and the entertainment value associated with playing, creating and watching others play.

Super League is a critically important component in providing the infrastructure for mainstream competitive video gaming content and gameplay, that is synergistic and accretive to the greater esports ecosystem. Over the past five years, we believe we have become the preeminent brand for gamers by providing a proprietary software platform that allows them to create, compete, socialize and spectate gameplay and entertainment, both physically and digitally online. Our creator and player platform generates a significant amount of derivative gameplay content for further syndication beyond our own digital channels.

The fundamental driver of our business model and monetization strategy is creating deep community engagement through our highly personalized experiences that, when coupled with the critical mass of our large digital audiences, provides the depth and volume for premium content and offer monetization differentiated from a more traditional, commoditized advertising model. The combination of our physical venue network and digital programming channels, with Super League’s cloud-based, digital products platform technology at the hub, creates the opportunity for not just a share of the player’s wallet, but also the advertiser’s wallet. We do this by offering brand sponsors and advertisers a premium marketing channel to reach elusive Generation Z and Millennial gamers and creators and offering players ways to access exclusive tournaments and programming.

During fiscal year 2020, management continued to focus on monetization with respect to our three primary revenue streams: (1) advertising revenues, (2) content revenues, and (3) direct to consumer revenues. In addition to the significant strong KPI performance described below, we: (i) continued our focus on our premium advertising model for future monetization of our rapidly growing premium advertising inventory, invested in the expansion of our in-house direct sales team to facilitate delivery, and increased revenues generated from programmatic display and video advertising units; (ii) focused on our swift pivot to accelerate the monetization of our original and user generated content library and remote production and broadcast capabilities, which emerged as a significant component of revenue in 2020; (iii) continued to focus on monetization of the gamer and creator through direct-to-consumer offers, including increases in sales of digital goods, primarily with our Minehut digital property, and the launch of the early stages of a micro-transaction marketplace; and, (iv) began to unlock new ways that our content production technology can extend beyond esports into traditional sports and other entertainment formats representing revenue growth opportunities in future periods. We expect to continue to grow our adverting pipeline across various verticals with the capability to provide brands and advertisers with targeted, high quality integrations that warrant premium costs per impressions (“CPM”) advertising rates.

Super League Gaming experienced its strongest period of audience growth during the challenging time of the COVID-19 pandemic, marked by the reaching of a key 2020 milestone in July 2020; reaching one billion video views and impressions. This key milestone at the time, represented more than a 700% increase over the full fiscal year of 2019, during which we achieved a total of 120 million views. More importantly, as of the end of 2020 we generated a total of 2.0 billion views and impressions.

The ability to generate over one billion views year to date in July 2020, on our way to over two billion views for fiscal 2020, was a key proof point of not only the compelling attractiveness of our content, but also to the variety we are able to offer. We have established ourselves as a leading publisher of user generated gaming highlights on Snapchat and within our Framerate social video network. During 2020, we expanded to nine gameplay highlights channels across Instagram and Tik Tok, produced three original series on InstagramTV, and produced seven original shows on Snapchat that, all together, delivered on average more than 169.0 million video views per month.

During the fiscal year 2020, we experienced a significant increase in registered users, gamer and creator engagement, and gameplay hours across all of our platforms. We believe a driver of the increase was, to a certain extent, the general period of social distancing and mandatory shelter in place orders stemming from the COVID-19 pandemic, during which passionate video gamers and creators around the world sought a competitive outlet, seeking to connect with others around the games they love and turned to esports and entertainment and other online gaming communities to fill the void. We also believe that a driver of the increase is the fact that esports and entertainment is mainstream, which was the case prior to COVID-19, and we expect this trend to continue subsequent to the COVID-19 pandemic. These increases are accelerating our growth plans, and are increasing our opportunities for monetization.

Our video content business is also accelerating on an additional path through the advancement of our proprietary, cloud-based, live content capture and broadcast system, which includes patented technology and fully remote, innovative workflows operated by SuperLeagueTV, our completely virtual studio. Endemic and non-endemic brands and partners have sought out Super League to provide premium, TV-quality production services across a multitude of live streamed events. During 2020, within gaming alone, broadcasts have spanned an impressive mix of game titles including Minecraft, APEX Legends, NBA2K, PUBG Mobile, the World Golf Tour and more.

In connection with the advancement of our content capture and broadcast system, in December 2020 we announced the launch of Virtualis Studios, our fully virtual production studio providing proprietary, state-of-the-art, scalable solutions for video, television, and branded content. We believe that production companies in need of experienced teams with a deep understanding of remote production technologies and systems can rely on Virtualis Studios’ expertise, developed through years of broadcasting multi-location esports events. Whether for the creation and broadcast of premium content, or for monitoring productions from remote locations, Virtualis Studios supports a broad spectrum of critical needs in today’s production environment. Born from cloud-based esports broadcast solutions designed to enable thousands of simultaneous gameplay and player cam feeds to be live streamed across dozens of endpoints, Virtualis Studios specializes in integrating multiple technology solutions to ensure any given project can be produced and monitored successfully on a partially or fully-remote basis. The proprietary infrastructure already supports multiple, concurrent virtual control rooms that are fully operational at any given time, with limitless scalability compared to what is possible within a physical studio and on-site control room.

In response to the COVID-19 pandemic and the related uncertainty, advertisers and sponsors across the board inevitably paused to reset their marketing strategies, and as a result, all companies with business models that include sponsorship and advertising revenues felt the impact of the pause in advertising spend industry-wide. In addition, as a result of COVID-19, we also felt the impact of the deferral of some of the programs in our pipeline and related revenues to future periods. We did not experience any cancellations of existing programs. The majority of our gameplay hours and other engagement occurs digitally, online, so while our “in real life” gaming is a premium and important aspect of our brand, the shift away from retail locations is not expected to have a significant impact on our overall business model over time, which is largely digitally focused.

Although we were impacted by the general deferral in advertising spending by brands and sponsors resulting from the COVID-19 pandemic for a significant portion of fiscal year 2020, we reported significant quarter over quarter growth in revenues in the second half of fiscal 2020 and we expect to continue to expand our advertising revenue and revenue from the sale of our proprietary and third-party user generated content in future periods, as we continue to expand our advertising inventory, viewership and related sales activities.

Key Performance Indicators (“KPIs”).

The KPIs driving our business model are related to scalable offers across our digital and physical footprint of gaming-centric offers and entertainment. We focus and report on three KPIs, as outlined below, to assess our progress and drive revenue growth, which is also a KPI. As December 31, 2020, we continued to see strong growth in our leading key performance indicators, as follows:

●

Views and Impressions: We generated 2.0 billion views and impressions during fiscal year 2020, compared to our full-year 2019 views of 120.0 million, representing an approximately 17 times, or approximately 1600% increase over full year 2019 views. This continued growth in views results in the exponential growth of our total and monetizable advertising inventory, which can increase the number of brands and advertisers attracted to our audience and platform.

●

Registered Users: During fiscal year 2020, we increased our registered users by approximately three times, or 200%, to 2.9 million registered users. We ended fiscal 2019 with approximately 980,000 registered users. We believe that continuing our trend of significant year over year increases in registered users introduces more gamers and creators into our customer funnel, from whom we can gather higher volumes of quality user generated content and convert into subscribers and/or upsell into other paid offers.

●

Engagement Hours: During fiscal year 2020, including our live gaming experiences and our expanding digital gameplay channels, we generated approximately 72.2 million hours of gameplay and other engagement, as compared to approximately 15.0 million full year 2019 gameplay and other engagement hours, an increase of approximately 5 times, or 381%. We continue to focus on ways we can repackage and distribute this significant derivative content library for further monetization.

Impact of COVID-19 Pandemic

Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The novel coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

Notwithstanding the growth in revenues and in user engagement metrics discussed herein, the broader impact of the ongoing COVID-19 pandemic on our results of operations and overall financial performance remains uncertain. The COVID-19 pandemic may continue to impact our revenue and revenue growth in future periods, and is likely to continue to adversely impact certain aspects of our business and our partners, including advertising demand, retail expansion plans and our in-person esports experiences. See “Risk Factors” for further discussion of the adverse impacts of the COVID-19 pandemic on our business.

MobCrush Merger

On March 9, 2021, we entered into an Agreement and Plan of Merger (the “MC Merger Agreement”), as amended April 20, 2021, by and among Mobcrush Streaming, Inc. (“Mobcrush”), Super League Gaming, Inc., and SLG Merger Sub II, Inc., a wholly-owned subsidiary of Super League (“Merger Co”). The MC Merger Agreement provided for Super League’s acquisition of Mobcrush by way of the merger of Merger Co with and into Mobcrush, with Mobcrush as the surviving corporation (the “Merger”).

In accordance with the terms and subject to the conditions of the MC Merger Agreement: (A) each outstanding share of Mobcrush common stock ("Mobcrush Common Stock") and Mobcrush preferred stock ("Mobcrush Preferred Stock", and with the Mobcrush Common Stock, the "Mobcrush Stock") were canceled and converted into the right to receive (i) 0.528 shares of Super League’s Common Stock, as determined in the MC Merger Agreement (the “Share Conversion Ratio”), and (ii) any cash in lieu of fractional shares of Super League Common Stock otherwise issuable under the MC Merger Agreement (the "Merger Consideration"); (B) vested options of Mobcrush were exercised prior to the closing of the Merger; and (C) unvested options of Mobcrush were terminated prior to the closing of the Merger. The MC Merger Agreement contained representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type.

The obligations of Super League and Mobcrush to consummate the Merger were subject to certain closing conditions, including, but not limited to, (i) the approval of Mobcrush's and the Company’s shareholders, (ii) Mobcrush and the Company reaching an agreement as to the treatment of Mobcrush's unvested options exercisable for shares of Mobcrush Common Stock, (iii) receipt of any necessary regulatory approvals, (iv) the execution and delivery of certain support agreements by certain parties identified therein, and (v) the execution and delivery of an agreement to register the Super League Common Stock issued pursuant to the MC Merger Agreement.

Upon completion of the Merger on June 1, 2021, Mobcrush became a wholly-owned subsidiary of Super League Gaming, Inc., and at closing the Company issued a total 12,067,571 shares of Common Stock as payment for the Merger, which shares are being registered hereunder pursuant to this prospectus.

Additional information about the Merger and the MC Merger Agreement are contained in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2021, and the Company’s Current Reports on Form 8-K filed with the SEC on March 11, 2021, April 21, 2021, and June 7, 2021.

Warrant Transactions

Between May 1, 2015 and November 1, 2018, and prior to the Company’s Initial Public Offering (“IPO”), the Company issued an aggregate of 2,449,485 common stock purchase warrants (the “Warrants”) to the selling stockholders identified herein, in private transactions.

Of the 2,266,151 shares underlying the Warrants being registered herein, 26,042 Warrants have an exercise price of $6.00, 166,667 Warrants have an exercise price of $9.00, 1,428,965 Warrants have an exercise price of $9.35, and 644,477 Warrants have an exercise price of $10.80.

Risk Factors

Our business is subject to substantial risk. Please carefully consider the section titled “Risk Factors” beginning on page 6of this prospectus for a discussion of the factors you should carefully consider before deciding to purchase securities that may be offered in this prospectus.

Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

Corporate Information

Super League Gaming, Inc. was incorporated under the laws of the State of Delaware on October 1, 2014 as Nth Games, Inc. On June 15, 2015, we changed our corporate name from Nth Games, Inc. to Super League Gaming, Inc. Our principal executive offices are located at 2912 Colorado Avenue, Suite #203, Santa Monica, California 90404, our Company telephone number is (802) 294-2754, and our investor relations contact number is (949) 574-3860.

Our corporate website address is www.superleague.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Offering

Shares of Common Stock offered by the selling stockholders

14,333,722 shares of Common Stock, including (i) 12,067,571 shares of Common Stock (the “Shares”) and (ii) 2,266,151 shares of Common Stock issuable upon exercise of certain outstanding common stock purchase warrants (the “Warrant Shares”).

Shares of Common Stock outstanding before this offering	35,340,633 shares of Common Stock, which amount includes the Shares that may be offered and sold by the selling stockholders identified herein.

Shares of Common Stock to be outstanding after this offering, giving effect to the issuance of 2,266,151 Warrant Shares being registered hereunder	37,606,784 shares of Common Stock.

Use of proceeds

We will receive no proceeds from the sale of shares of Common Stock by the selling stockholders in this offering. We may receive proceeds upon cash exercises, if any, of the Warrants. See the section titled, “Use of Proceeds.”

Terms of this offering

The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of Common Stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price, or at negotiated prices.

Nasdaq symbol	Our Common Stock is listed on The Nasdaq Capital Market under the symbol “SLGG”.

Risk Factors

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described in or incorporated by reference under the section titled “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See the sections titled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

Unless otherwise noted, the number of shares of our Common Stock prior to and after this offering is based on 35,340,633 shares outstanding as of August 6, 2021 and excludes:

●

2,368,009 shares of Common Stock issuable upon exercise of outstanding stock options under our Amended and Restated 2014 Stock Option and Incentive Plan (the “2014 Plan”), with a weighted average exercise price of $5.20 per share;

●	1,908,088shares of Common Stock reserved for future issuance pursuant to our 2014 Plan; and
●	360,896 shares of Common Stock issuable upon vesting of non-vested restricted stock units outstanding.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to purchase any of our securities, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, any subsequent Quarterly Report on Form 10-Q, and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks occur, the trading price of our Common Stock could decline materially, and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

●	overall strength and stability of general economic conditions and of the electronic video game sports (“esports”) industry in the United States and globally;

●	changes in consumer demand for, and acceptance of, our services and the games that we license for our tournaments and other experiences, as well as online gaming in general;

●	changes in the competitive environment, including adoption of technologies, services and products that compete with our own;

●	our ability to generate consistent revenue;

●	our ability to effectively execute our business plan;

●	changes in the price of streaming services, licensing fees, and network infrastructure, hosting and maintenance;

●	changes in laws or regulations governing our business and operations;

●	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to us;

●	our ability to effectively market our services;

●	costs and risks associated with litigation;

●	our ability to obtain and protect our existing intellectual property protections, including patents, trademarks and copyrights;

●	our ability to obtain and enter into new licensing agreements with game publishers and owners;

●	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

●	interest rates and the credit markets; and

●

other risks and uncertainties, including those described under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and subsequent Quarterly Reports on Form 10-Q, which risk factors are incorporated herein by reference.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this prospectus, including in the sections entitled “Risk Factors,” may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have a limited operating history as a public company. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

You should read this prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Use of Market and Industry Data

This prospectus includes market and industry data that we have obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

Forecasts and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors.

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our Common Stock in this offering. The Warrant Shares registered by this prospectus may be issued upon exercise of the Warrants. Upon any exercise of the Warrants, the selling stockholders will pay us the applicable exercise price, and we currently anticipate that any such proceeds would be used primarily for working capital and general corporate purposes. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders identified in the table below of the Shares and the Warrant Shares. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the Shares or all of the Warrant Shares. The selling stockholders may sell some, all or none of the shares registered by the registration statement of which this prospectus forms a part. We do not know if the selling stockholders will exercise any of the Warrants, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the Shares or Warrant Shares.

See the section titled Mobcrush Merger on page 3 for more information on the Shares, and the section titled Warrant Transactions on page 4 of this prospectus for more information on the Warrant Shares.

Certain of the Warrant Shares were acquired by officers and members of the Board of the Company, in private transactions that occurred prior to the Company’s initial public offering, as indicated in the table below.

The following table presents information regarding the selling stockholders and is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of August 6, 2021. Unless otherwise indicated below, none of the selling stockholders nor any of their affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

	Shares Beneficially Owned Prior to	Maximum Number of Shares Offered		Shares Beneficially Owned After Offering (3)(4)
Name of Selling Stockholder (1)	Offering (2)	hereby		Number (3)	Percent
Adam Stern	21,391	21,391	(5)	-	*
Aimee & Felicidad Coopersmith	1,070	1,070	(5)	-	*
Ann Hand	798,042	516,667	(6)	281,375	1.2%
Anne Gailliot	94,752	5,348	(5)	89,404	0.4%
AT Media Corp.	5,348	5,348	(5)(7)	-	*
Atkins Children's Trust	26,738	26,738	(5)	-	*
Atul Sood	1,070	1,070	(5)	-	*
Badger International	37,434	37,434	(5)(9)	-	*
Baratz Family LP	10,696	10,696	(5)(10)	-	*
BBB Assets LLC	10,696	10,696	(5)	-	*
BigBoy Investment Partnership LLC	87,099	87,099	(11)	-	*
Brett Abrams	5,597	5,597	(12)	-	*
Brett Morris	26,042	26,042	(13)	-	*
Brian and Brooke Cole Revocable Trust, dated October 25, 2016	2,674	2,674	(5)(14)	-	*
Brian Foster	8,760	8,760	(12)	-	*
Brian Gehl	2,040	2,040	(5)	-	*
Caliburger (Cayman Islands Company)	212,774	212,774	(15)	-	*
Carl W. Fuller and Kathleen A. Fuller, as Trustees of The Fuller Family Trust established April 8, 1996	11,718	11,718	(16)	-	*
Carlos Sepulveda	2,674	2,674	(5)	-	*
Carter F. Randolph	2,674	2,674	(5)	-	*
Charles Street International Holdings Limited	117,452	117,452	(17)	-	*
Charlina Hung	1,001	1,001	(12)	-	*
Chris O'Brien/Shane Behnke	2,674	2,674	(5)	-	*
CPL Investments	10,993	5,348	(5)(18)	-	*
Craig Atkins SEP IRA	10,696	10,696	(5)	-	*
Daniel J. Phelan	2,674	2,674	(5)	-	*
David Reimer	1,070	1,070	(5)	-	*
Daniel Reverri	6,111	6,111	(12)	-	*
Danny Lee	3,260	3,260	(12)	-	*
David Saghian	1,819	1,819	(5)	-	*
Defined Benefit Plan for the Benefit of Adam K. Stern	2,247	2,247	(5)	-	*
DraftCo.	21,987	10,696	(5)(19)	11,291	0.0%
E. William Southworth Living Trust	2,674	2,674	(5)	-	*
Edward J. Treska	3,172	3,172	(20)	-	*
Eldridge SLG Holdings LLC	602,629	294,241	(5)(21)	308,388	1.3%
Enrico Investments, LLC	5,348	5,348	(5)(22)	-	*
Eric Lieskovsky	1,161	1,161	(12)	-	*
Evolution Media Holdings, LLC	9,393,924	9,393,924	(12)(23)	-	*
Gautam Chandra	2,152	2,152	(5)	-	*
GDR Associates GP	3,209	3,209	(5)	-	*
George Hovis	5,348	5,348	(5)	-	*
Henry J. Gailliot	13,769	13,769	(5)	-	*
Hersh Interactive Group, LLC	11,832	11,832	(5)(24)	-	*
Isagen LLC	10,964	5,348	(5)(25)	5,616	*
Jaime Brand	2,256	2,256	(12)	-	*
James Grigas	1,455	1,455	(12)	-	*
Janaka Goonasekera	18,837	18,837	(12)	-	*
Jedrick Miguel	1,853	1,853	(12)	-	*
Jamie Shortill (warrants assigned by Rainmaker Securities, LLC)	1,108	1,108		-	*
James & Brooke Klein Family Trust	1,070	1,070	(5)(26)	-	*
James Patrick Cunningham III 2011 Trust	10,696	10,696	(5)	-	*
Jeff Petersen (warrants assigned by Northland Securities, Inc.)	18,409	18,409	(27)	-	*
John Sullivan	16,076	1,076	(5)	15,000	0.1%
John Wolz	1,161	1,161	(12)	-	*
Jolie Riskin	7,534	7,534	(12)	-	*
Jon Goldman			(12)		*
Katherine Guernsey	5,749	5,749	(12)	-	*
Kenneth H South IRA Oppenheimer & Co. Inc. Custodian	21,391	21,391	(5)	-	*
Kickstart Productions, Inc.	14,632	14,632	(28)	-	*
Kimberly A. Doherty	603	603	(5)	-	*
Klepper Family Trust	1,395	1,395	(5)	-	*
Knollwood Investment Fund, LLC	479,264	479,264	(29)	-	*
Lane Soelberg	35,154	35,154	(12)	-	*
Landshark Ventures, LLC	2,910	2,674	(5)(30)	236	*
Laurel Lake, LLC	2,674	2,674	(5)(31)	-	*
Lee O’Connor	12,821	12,821	(12)	-	*
Logitech International S.A.	160,428	160,428	(5)	-	*
Lone Palm, LLC	2,674	2,674	(5)(32)	-	*
LW Capital Corp.	17,648	17,648	(5)(33)	-	*
Maria Villegas	1,406	1,406	(12)	-	*
Michael R. Keller	100,839	100,839	(34)	-	*
Michael Wann	739,199	739,199	(12)	-	*
Milton Aronowitz	5,348	5,348	(5)	-	*
MKC & Sons Investments Co. LLC	11,551	11,551	(5)(35)	-	*
Mohamed Algamdi	12,714	12,714	(36)	-	*
Mohammed Algosaibi	6,355	6,355	(37)	-	*
Nicholson Family Foundation	10,993	5,348	(5)(38)	5,645	*
Nina Kammer	57,062	57,062	(12)	-	*
Northland Securities	24,105	24,105	(5)(39)	-	*
Park Lane IBS, LLC (warrants assigned by Rainmaker Securities, LLC)	48,430	48,430	(40)	-	*
Paul Andrew Partners, LLC	26,738	26,738	(5)(41)	-	*
Paul J. Solit	8,022	8,022	(5)	-	*
Paul Snell	2,688	2,688	(12)	-	*
Raef El Hassan	3,173	3,173	(42)	-	*
Rainmaker Securities, LLC	5,494	5,494	(43)	-	*
Robert B. Stewart, Jr.	46,029	46,029	(44)	-	*
Rone Caballero	1,416	1,416	(12)	-	*
Sai Morar	11,926	11,926	(12)	-	*
Samuel Graber	2,043	2,043	(12)	-	*
Sanjiv Mahan	10,145	2,674	(5)	7,471	*
Scott Liolios	28,705	10,696	(5)	-	*
Silvia Manak	10,696	10,696	(5)	-	*
Simon Charlton	45,233	3,179	(45)	42,054	0.2%
Shreedhar & Sonal Shah	1,076	1,076	(5)	-	*
Sony Corporation of America	958,509	958,509	(12)	-	*
Stanley Dean Chandler and Doreen Curci Chandler, Trustees of the Chandler Living Trust, dated March 3, 2001	5,348	5,348	(5)	-	*
Stephen Dao	118,646	118,646	(12)	-	*
Stuart Singer	2,674	2,674	(5)	-	*
Talwandi Investments LLC	3,178	3,178	(46)	-	*
Teach a Man to Fish Foundation	31,988	31,988	(47)	-	*
Tensaw Capital LLC	26,738	26,738	(5)(48)	-	*
The Loretta D. Curci Exemption Trust, under trust instrument dated January 25, 1979	10,696	10,696	(5)(49)	-	*
The Scottie M. Shapiro Separate Property Trust u/d dtd 2/12/19	2,850	2,850	(5)(50)	-	*
The Simmonds Family Trust DTD 8-8-2000	5,348	5,348	(5)(51)	-	*
The William Scott Upshall Family Trust Dated 09-28-11	13,087	2,052	(5)(52)	11,035	*
Travis Phan	3,615	3,615	(12)	-	*
Weston Dean Chandler	1,070	1,070	(5)	-	*
Westridge Consulting LLC	96,000	96,000	(53)	-	*
Vadim Engoyan	3,580	3,580	(12)	-	*
William A. Isaacson Revocable Trust U/A/D 07/01/2008	2,674	2,674	(5)	-	*

Less than 1%.

(1)

Information concerning named selling stockholders or future transferees, pledgees, assignees, distributees, donees or successors of or from any such stockholder or others who later hold any selling stockholder’s interests will be set forth in supplements to this prospectus, absent circumstances indicating that the change is material.  In addition, post-effective amendments to the registration statement of which this prospectus forms a part will be filed to disclose any material changes to the plan of distribution from the description in the final prospectus.

(2)

Includes (i) securities other than the shares of common stock issuable upon exercise of the Warrants, held by the selling stockholders, not being offered pursuant to this prospectus, and (ii) all shares of common stock issuable upon exercise of the Warrants being registered by the registration statement of which this prospectus forms a part.

(3)

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities that are currently convertible or exercisable into shares of our common stock, or convertible or exercisable into shares of our common stock within 60 days of August 6, 2021, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

In addition, amounts reported in this column assumes that (i) each selling stockholder will exercise all the Warrants, and (ii) that each selling stockholder will sell all of the shares of common stock offered pursuant to this prospectus that may be issued upon conversion of the Warrants identified herein.

(4)	Based on 35,340,633 shares of common stock outstanding as of August 6, 2021.

(5)	Represents shares of Common Stock issuable upon conversion of Warrants with an exercise price of $9.35.

(6)

Represents 516,667 shares of Common Stock issuable upon conversion of (i) 166,667 warrants with an exercise price of $9.00 and (ii) 350,000 warrants with an exercise price of $10.80. Ms. Hand is the current President and Chief Executive Officer of the Company, and the Chair of Company’s the Board of Directors.

(7)	As founder of AT Media Corp., Radha Freese may be deemed to have beneficial ownership with respect to the shares being registered herein.

(8)	As Trustee of the Atkins Children’s Trust, Craig Atkins III may be deemed to have beneficial ownership with respect to the shares being registered herein.

(9)	Frederick G. Clayton may be deemed to have beneficial ownership with respect to the shares being registered herein.

(10)	As General Partner of Baratz Family LP, Stanford Baratz may be deemed to have beneficial ownership with respect to the shares being registered herein.

(11)

Represents 87,099 shares of Common Stock issuable upon conversion of (i) 9,667 warrants with an exercise price of $9.00, (ii) 40,802 warrants with an exercise price of $9.35 and (iii) 36,630 warrants with an exercise price of $10.80. BigBoy Investment Partnership LLC is an entity controlled by Mr. Gehl, and therefore may be deemed to have beneficial ownership with respect to the shares being registered herein. Mr. Gehl is a current member of the Company’s Board of Directors.

(12)

Represents shares of Common Stock issued to the Selling Stockholder as a result of the Merger, and pursuant to the MC Merger Agreement. For more information about the Merger and the MC Merger Agreement, see the section titled MobCrush Merger on page 3 of this prospectus.

(13)	Represents 26,042 shares of Common Stock issuable upon conversion of warrants with an exercise price of $6.00.

(14)	As Trustee of the Brian and Brooke Cole Revocable Trust, dated October 25, 2016, Brian Cole may be deemed to have beneficial ownership with respect to the shares being registered herein.

(15)

Represents 212,774 shares of Common Stock issuable upon conversion of (i) 194,255 warrants with an exercise price of $9.35 and (ii) 18,519 warrants with an exercise price of $10.80. As Director of Caliburger, John Miller may be deemed to have beneficial ownership with respect to the shares being registered herein.

(16)	Represents 11,718 shares of Common Stock issuable upon conversion of (i) 10,792 warrants with an exercise price of $9.35 and (ii) 926 warrants with an exercise price of $10.80.

(17)

Represents 117,452 shares of Common Stock issuable upon conversion of (i) 108,192 warrants with an exercise price of $9.35 and (ii) 9,260 warrants with an exercise price of $10.80. As Director of Charles Street International Holdings Limited, Eric K. Simpson may be deemed to have beneficial ownership with respect to the shares being registered herein.

(18)	As Investment Manager to CPL Investments, Richard H. Nicholson may be deemed to have beneficial ownership with respect to the shares being registered herein.

(19)	As Vice President of DraftCo, Richard H. Nicholson may be deemed to have beneficial ownership with respect to the shares being registered herein.

(20)	Represents 3,172 shares of Common Stock issuable upon conversion of (i) 2,709 warrants with an exercise price of $9.35 and (ii) 463 warrants with an exercise price of $10.80.

(21)	As Chief Executive Officer of Eldridge SLG Holdings LLC, Todd L. Boehly may be deemed to have beneficial ownership with respect to the shares being registered herein.

(22)	As a Manager of Enrico Investments, LLC, Aaron J. Enrico may be deemed to have beneficial ownership with respect to the shares being registered herein.

(23)	Richard Hess may be deemed to have beneficial ownership with respect to the shares held by Evolution Media Holdings, LLC being registered herein.

(24)	As Managing Director of Hersh Interactive Group, LLC, James Randall Chappel may be deemed to have beneficial ownership with respect to the shares being registered herein.

(25)	As sole member of Isagen, LLC, Robert Eide may be deemed to have beneficial ownership with respect to the shares being registered herein.

(26)	As Trustee of the James & Brooke Klein Family Trust, James R. Klein may be deemed to have beneficial ownership with respect to the shares being registered herein.

(27)

Represents shares of Common Stock issuable upon conversion of warrants granted to Northland Securities, Inc., and subsequently transferred in part to Selling Stockholder in connection with the Company’s initial public offering (the “IPO”). The warrants are exerciseable at $11.00 per share. Mr. Peterson is a managing member of Northland Securities, Inc

(28)

Represents 14,632 shares of Common Stock issuable upon conversion of (i) 12,780 warrants with an exercise price of $9.35 and (ii) 1,852 warrants with an exercise price of $10.80. Jason Netter may be deemed to have beneficial ownership with respect to the shares being registered herein.

(29)	Kevin D. Irwin, Jr. may be deemed to have beneficial ownership with respect to the shares being registered herein.

(30)	As member of Landshark Ventures, LLC, Morgan Siegal may be deemed to have beneficial ownership with respect to the shares being registered herein.

(31)	Ben Silverman may be deemed to have beneficial ownership with respect to the shares being registered herein.

(32)	As a manager and member of Lone Palm, LLC, Alexandra Siegal may be deemed to have voting and dispositive power with respect to the shares.

(33)	As president of LW Capital Corp., Larry Wein may be deemed to have beneficial ownership with respect to the shares being registered herein.

(34)

Represents 100,839 shares of Common Stock issuable upon conversion of (i) 10,696 warrants with an exercise price of $9.35 and 9,260 warrants with an exercise price of $10.80 held by Michael R. Keller and (ii) 65,161 warrants with an exercise price of $9.35 held by the Michael R. Keller Trust. Mr. Keller is an independent member of the Company’s Board of Directors.

(35)	Herbert Chan and Maggie Chan may be deemed to have beneficial ownership with respect to the shares being registered herein.

(36)	Represents 12,714 shares of Common Stock issuable upon conversion of (i) 10,862 warrants with an exercise price of $9.35 and (ii) 1,852 warrants with an exercise price of $10.80.

(37)	Represents 6,355 shares of Common Stock issuable upon conversion of (i) 5,429 warrants with an exercise price of $9.35 and (ii) 926 warrants with an exercise price of $10.80.

(38)	Richard H. Nicholson may be deemed to have beneficial ownership with respect to the shares being registered herein.

(39)

Represents (i) 1,605 shares of Common Stock issuable upon conversion of warrants with an exercise price of $9.35 per share, and (ii) 22,500 shares of Common Stock issuable upon conversion of warrants with an exercise price of $11.00 per share. As a managing director of Northland Securities, Jeff Peterson may be deemed to have beneficial ownership with respect to the shares being registered herein

(40)

Represents 48,340 shares of Common Stock issuable upon conversion of: (i) 22,517 warrants with an exercise price of $10.80; and (ii) 25,823 warrants with an exercise price of $9.35. As Managing Director of Park Lane IBS, LLC, Andrew W. Kline may be deemed to have beneficial ownership with respect to the shares being registered herein

(41)	As Manager of Paul Andrew Partners, LLC, Scott A. Naz may be deemed to have beneficial ownership with respect to the shares being registered herein.

(42)	Represents 3,173 shares of Common Stock issuable upon conversion of (i) 2,710 warrants with an exercise price of $9.35 and (ii) 463 warrants with an exercise price of $10.80.

(43)

Represents 5,494 shares of Common Stock issuable upon conversion of (i) 2,869 warrants with an exercise price of $9.35 and (ii) 26,250 warrants with an exercise price of $10.80. As President of Rainmaker Securities, LLC, Glen W. Anderson may be deemed to have beneficial ownership with respect to the shares being registered herein.

(44)

Represents 46,029 shares of Common Stock issuable upon conversion of (i) 33,334 warrants with an exercise price of $10.80 held by Robert B. Stewart, Jr. and (ii) 10,843 warrants with an exercise price of $9.35 and 1,852 warrants with an exercise price of $10.80 held by the Robert B. Stewart Sole and Separate Property Trust.

(45)	Represents 3,179 shares of Common Stock issuable upon conversion of (i) 2,716 warrants with an exercise price of $9.35 and (ii) 463 warrants with an exercise price of $10.80.

(46)

Represents 3,178 shares of Common Stock issuable upon conversion of (i) 2,715 warrants with an exercise price of $9.35 and (ii) 463 warrants with an exercise price of $10.80. As a member of Talwandi Investments, LLC, Brett Walter may be deemed to have beneficial ownership with respect to the shares being registered herein.

(47)

Represents 31,988 shares of Common Stock issuable upon conversion of (i) 27,358 warrants with an exercise price of $9.35 and (ii) 4,630 warrants with an exercise price of $10.80. As President of Teach a Man to Fish Foundation, Vincent C. Smith may be deemed to have beneficial ownership with respect to the shares being registered herein.

(48)	As manager of Tensaw Capital LLC, Clifton C. Inge, Jr. may be deemed to have beneficial ownership with respect to the shares being registered herein.

(49)	As Co-Trustee of The Loretta D. Curci Exemption Trust, Dean Leo Curci may be deemed to have beneficial ownership with respect to the shares being registered herein.

(50)	As Trustee of the Scottie M. Shapiro Separate Property Trust, Scottie M. Shapiro may be deemed to have beneficial ownership with respect to the shares being registered herein.

(51)	As Trustee of the Simmonds Family Trust, Ralph Simmonds may be deemed to have beneficial ownership with respect to the shares being registered herein.

(52)	As Trustee of the William Scott Upshall Family Trust, William Upshall may be deemed to have beneficial ownership with respect to the shares being registered herein.

(53)

Represents 96,000 shares of Common Stock issuable upon conversion of warrants with an exercise price of $10.80. As Chief Executive Officer of Westridge Consulting LLC, Michael DeMartino may be deemed to have beneficial ownership with respect to the shares being registered herein.

PLAN OF DISTRIBUTION

We are registering the Shares and Warrant Shares held by the selling stockholders identified herein to permit the resale of these shares of Common Stock by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of our Common Stock, if any. We will bear all fees and expenses incident to our obligation to register the shares of our Common Stock.

The Common Stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered by this prospectus could be affected in one or more of the following methods:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant t applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption or exclusion from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with any sale of the securities, selling stockholders must comply with the Company’s insider trading policy. In addition, any sale of securities pursuant to this registration statement by the selling stockholders requires pre-clearance from a majority vote of the members of the Nominating and Governance Committee of the Board of Directors of the Company.

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company will pay certain fees and expenses incurred by the Company incident to the registration of the securities, including legal and accounting fees incurred in connection with the registration of the securities.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our capital stock as provided in our Charter and our Bylaws. For more detailed information, please see our Charter and Bylaws that will be in effect upon the completion of this offering, which have been filed as exhibits to the Registration Statement of which this prospectus is a part.

General

Our Amended and Restated certificate of incorporation (our “Charter”) authorizes the issuance of up to 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Summary of Securities

The following description summarizes certain terms of our capital stock, including the number of shares of Common Stock that are authorized for issuance under our Charter, and the authorization of shares of preferred stock. Because the foregoing is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our Charter and Amended and Restated Bylaws (our “Bylaws”), which are included as exhibits to this prospectus, and to the applicable provisions of Delaware law.

Common Stock

Our Amended and Restated Charter currently authorizes 100.0 million shares of Common Stock for issuance. As of August 6, 2021, there were 35,340,633 shares of our Common Stock issued and outstanding, which were held by approximately 157 stockholders of record, approximately 2,266,151 shares of Common Stock issuable upon exercise of warrants to purchase our Common Stock, 2,368,009 shares of Common Stock issuable upon exercise of options held, 360,896 shares of our Common Stock issuable upon the vesting of restricted stock units held and 1,908,088 shares of Common Stock authorized and available for issuance pursuant to our 2014 Plan. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. Neither our Charter or Bylaws do not and will not provide for cumulative voting rights.

Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Anti-Takeover Matters

Charter and Bylaw Provisions

The provisions of Delaware law, our Charter, and our Bylaws include a number of provisions that may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our Bylaws provide that any vacancy on our Board may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. Further, any directorship vacancy resulting from an increase in the size of our Board of Directors, may be filled by election of the Board of Directors, but only for a term continuing until the next election of directors by our stockholders.

No Cumulative Voting

The Delaware General Corporation Law (the “DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless certificate of incorporation of the Company in which they own stock provides otherwise. Neither our Charter nor our Bylaws provide that our stockholders shall be entitled to cumulative voting.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

Our Bylaws provide that Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Because the applicability of the exclusive forum provision is limited to the extent permitted by law, we believe that the exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), any other claim for which the federal courts have exclusive jurisdiction or concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Disclosure Law Group, a Professional Corporation, San Diego, California.

EXPERTS

The financial statements of Super League Gaming, Inc.  as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020, incorporated in this prospectus by reference from the Super League Gaming, Inc. Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report thereon, have been incorporated in this Prospectus and Registration Statement in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Our Common Stock is registered with the SEC under Section 12 of the Exchange Act and, accordingly, we are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC referred to above. We maintain a website at http://www.superleague.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

● our Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 19, 2021;

● our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 17, 2021;

● our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 16, 2021;

● our Current Report on Form 8-K, filed on January 14, 2021;

● our Current Report on Form 8-K, filed on February 12, 2021;

● our Current Report on Form 8-K, filed on March 11, 2021;

● our Current Report on Form 8-K, filed on March 23, 2021;

● our Current Report on Form 8-K, filed on April 21, 2021;

● our Current Report on Form 8-K, filed on May 27, 2021;

● our Current Report on Form 8-K, filed on June 7, 2021, as amended by our Current Report on Form 8-K/A filed on August 13, 2021;

● our Current Report on Form 8-K, filed on June 16, 2021; and

● the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on February 21, 2019, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide upon request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing to or calling us at:

Super League Gaming, Inc.

2912 Colorado Ave., Suite #203

Santa Monica, California 90404

(802) 294-2754

This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information or representations contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information other than that provided in this prospectus. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of the document.

14,333,722 SHARES

COMMON STOCK

SUPER LEAGUE GAMING, INC.

______________________

PROSPECTUS

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We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.